UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-273515) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Fourth Amended and Restated New 2022 Share Incentive Plan

On August 26, 2024, we amended and restated our previously adopted Third Amended and Restated New 2022 Share Incentive Plan, to expand the number of Class A ordinary shares available for grant of awards. The amendment was approved by the board of directors and takes effects on August 26, 2024. Upon the amendment, the maximum total number of Class A ordinary shares underlying all awards, whether granted or available to be granted, under the plan becomes 779,385,082 (from 644,746,682 immediately prior to the amendment) and will be increased on the first day of each fiscal year from January 1, 2025 by an amount equal to 1% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, unless otherwise determined by our board of directors. No other substantive amendment to the plan was made.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Fourth Amended and Restated New 2022 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: August 26, 2024